CNH INDUSTRIAL

CASE IH STEYR CASE NEW HOLLAND NEW HOLLAND IVECO IVECO ASTRA IVECO BUS HEULIEZBUS MAGIRUS FPT

CNH Industrial N.V. London - December 2 - 4, 2013 Goldman Sachs Fifth Annual European Industrials Conference Exhibit 99.1

2 Introduction to CNH Industrial 1 Sep YTD Results 3 2013 Outlook 2 Appendix 4

3
The debut of a new global leader in capital goods
Merger completed on September 29
th
- the resulting company
incorporated in the Netherlands
First day of trading - September 30
th
, 2013 *
• On New York Stock Exchange (“NYSE”) as Foreign Private
Issuer and on the Milan Stock Exchange (“MTA”)
Common share capital composition
• Total number of common shares 1,348,867,772 with a par
value per share of €0.01
• EPS calculated on common shares only
* See Appendix for Trading mechanisms
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference

Rationale for a Combination
STRATEGIC AND
OPERATIONAL BENEFITS
Simplify ownership structure
Improve stock liquidity, alleviating CNH’s illiquidity
discount to achieve over time a valuation more in line with
global capital goods peers
Create a true peer to major North America-based capital
goods companies, while still capitalizing on scarcity value
as the only significant Ag equipment player listed in
Europe
Attract new capital goods-focused investors and diversify
shareholder base
Broaden research analyst coverage
Improve credit profile and access to capital
Create a truly global top tier capital goods player
Greater scale in developing markets
Secure powertrain technology and know-how for CNH
Unified share structure to enhance strategic flexibility
Simplify intra-group dealings
CAPITAL MARKETS /
VALUATION BENEFITS
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
1

2012 INDUSTRIAL REVENUES (€BN)[1,2]
CATERPILLAR
€49.1
VOLVO
€34.0
€26.1
CNH INDUSTRIAL
€24.7
KOMATSU
€18.4
MAN
€15.8
€13.5
PACCAR
€12.4
Kubota
€11.4
NAVISTAR
€9.9
SCANIA
€9.1
AGCO
€7.8
OSHKOSH
€6.4
Allison Transmission
€1.7
0
10
20
30
40
50

CNH INDUSTRIAL

A Global Leader in the Capital Goods Sector
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
1
Uniquely diversified across products and geographies
Global top #4 capital goods platform
Global top #2 in agricultural equipment
Global top #2 in commercial vehicles²
,
³
Global top tier in construction equipment
Leading powertrain technology with substantial global
scale in medium- and heavy-duty diesel engines
Top player in commercial vehicles and machinery in Brazil
Well positioned for growth in developing markets,
particularly China, Russia and India
Source: Company filings
¹ Excluding financial services; converted at exchange rate of 0.778 EUR/USD, 102.7 JPY/EUR and 0.115 EUR/SEK
² Ranking based on global players (excluding domestic producers in China)
³ By global units shipped, including unconsolidated joint ventures

CASE IH AGRICULTURE
NEW HOLLAND AGRICULTURE
STEYR
IVECO ASTRA
IVECO
IVECO BUS
MAGIRUS
HEULIEZ BUS
CASE CONSTRUCTION
NEW HOLLAND CONSTRUCTION
FPT

CNH INDUSTRIAL

Well-Known Brands and Deep Product Portfolio
1
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
AGRICULTURAL
EQUIPMENT
TRUCKS /
COMMERCIAL
VEHICLES
CONSTRUCTION
EQUIPMENT
POWERTRAIN
Brands
Key Strengths
• Case IH: The premium agriculture
equipment partner supporting
customers around the world with
innovative products, solutions and
services that maximize productivity
• New Holland Agriculture: The farming
specialist with the widest agricultural
equipment offering, a  global presence
with leading positions in Europe and
developing markets
• Steyr: The first choice of robust
tractors for demanding customers in
Europe, offering superior value and
customized solutions to ensure
sustainable success
•
FPT:
Major global innovator in
engine and emission control
technology; performance leader
with top ratings from 100 to 870
hp for on- and off-road, marine
and stationary applications
• Case Construction: Full line offered
globally, with leading positions in Brazil
and in the North America large tractor
loader backhoe and skid steer loader
segments
• New Holland Construction: Major
player in the North America housing and
landscaping segments and a
recognized leader in the Brazilian
construction industry
• IVECO: Full line of commercial vehicles
and buses, leader in specialty vehicles.
Offers alternative fuel solutions and a
unique engine technology achieving
Euro VI limits with SCR-only, improving
total cost of ownership
• On-Road Engines
• Off-Road Engines
• Marine Engines
• Industrial Power Generation
• Transmissions
• Axles
• Tractors
• Harvesting Equipment
• Hay Tools
• Planters and Seeders
• Tillage Equipment
• Specialty Crop Equipment
• Light Trucks (Class 2-3)
• Medium Trucks (Class 4-7)
• Heavy Trucks (Class 8)
• Commuter Buses
• Touring Coaches
• Quarry and Mining Equipment
• Firefighting & Specialty Vehicles
• Tractor Loader Backhoes
• Wheel Loaders
• Skid Steer Loaders
• Excavators
• Dozers
• Graders
Key
Product
Lines

1
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
Global Industrial Footprint (Excl. JVs)
Note: data as of December 31, 2012
MANUFACTURING FACILITIES
(Total: 64)
EMPLOYEES
(Total: ~68k)
R&D CENTERS
(Total: 49)
17% North America
14% Latin America
62% Europe
7% Rest of World
10 North America
9 Latin America
37 Europe
8 Rest of World
13 North America
5 Latin America
28 Europe
3 Rest of World

1
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
Technological Leadership
Best-in-class Powertrain Capabilities
Strong vehicle platforms
•
Sharing of components and technologies allowing synergies for R&D and operations as well as shorter time-to-market
•
Global platforms and localized designs
Best-in-class powertrain offerings
•
Widest powertrain product range in market with a 3-8 cylinder range and 2.3-20L displacement range
•
Competitive advantage from integration and control capabilities for propulsion systems
•
Opportunities to apply technological solutions from high-performance engines to all product lines
•
Strong base of non-captive customers
Investment in key value components strengthens leadership and innovation pattern for cost efficient technologies
•
Engine improvement, energy management and energy recovery are key drivers for fuel emission improvement
A complete portfolio of state-of-the-art technologies across powertrains and end-products
•
Leading powertrain offerings, fully compliant with all international emission standards
•
Affordable yet innovative solutions for increased productivity and efficiency, offering best total cost of ownership in on- and off-road products
•
Leadership in unique after treatment systems technology that achieves both Euro VI and Tier 4B standards without EGR

North America
Ag 1,158
Trucks / CVs N/A
Construction 318
Powertrain 12
Western Europe
Ag 945
Trucks / CVs 325
Construction 185
Powertrain 25
Latin America
Ag 298
Trucks / CVs 71
Construction 118
Powertrain 8
Rest of World
Ag 927
Trucks / CVs' 945
Construction 573
Powertrain 59

1
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
Wide Distribution Network
Long-Standing Dealer Relationship
GLOBAL
DEALERS
Global dealer network provides
worldwide distribution channel
Nearly 6,000 dealers worldwide¹
•
~60 depots distribute
aftermarket parts within the
dealer network²
Dealers’ local relationships are a
critical part of the value chain
•
Sales / distribution channel for
machines
•
Drives parts and service
revenue streams for the installed
base
Long-standing dealer relationships
provide a barrier to new entrants
Network allows CNHI to cross-sell
products through existing channels
(i.e., Ag and Construction)
¹ Includes dealers of unconsolidated joint ventures
² Includes 7 parts depot joint ventures
Nearly 6,000 dealers worldwide¹

Trucks / CVs
22%
Agricultural and
Construction
Equipment
78%

€8.9
€6.4
€1.8
€1.4
Wholesale
Retail

1
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
Captive Finance Company
Fully-Aligned and Well Capitalized
Strategic partner with CNH and IVECO brands
Provides a robust suite of financing products
for both CNH and IVECO dealers and end-
users
Provides financing support for CNHI
equipment sales while maintaining a
commitment to strong credit discipline
CNH Capital LLC is an established participant
in the debt markets (Bonds, ABS, Bank debt)
FINANCE
COMPANY
GLOBAL
ORGANIZATION
Financial Services
Other countries in which CNHI
operates are supported by
trade finance
Total Wholesale and Retail outstanding
managed portfolio of €6.4bn and €12.1bn,
respectively as of 12/31/2012
1
PORTFOLIO
COMPOSITION
(AS OF
12/31/2012)
BUSINESS
SEGMENT
GEOGRAPHIC
MIX
(€BN)
1
North America Europe Latin America RoW
1 Converted at exchange rate of 0.758 EUR  /  USD as of 12/31/2012;
managed portfolio including retail unconsolidated joint venture and operating leases

Roadmap for new external reporting
IFRS in EUR
Segment reporting consistent with predecessor’s
(Fiat Industrial) prior quarters
• Agricultural & Construction Equipment - Trucks
and Commercial Vehicles - Powertrain
• Supplemental segmentation by Industrial and
Financial Services activities
EU Annual Report and Form 20-F
US GAAP and IFRS in USD
Subsequent to the filing of EU Annual Report and Form 20-F, Company to disclose
• Recast of 2011, 2012 and 2013 IFRS from € to US$
• US GAAP 2011, 2012 and 2013 Financial Statements in US$
• Segments recast as follow
• Agricultural Equipment - Construction Equipment – Commercial Vehicles –
Powertrain - Financial Services
On-going CNHI external reporting (starting from Q1 ’14 Results)
• Dual reporting: US GAAP US$ and IFRS US$
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
1

12 Introduction to CNH Industrial 1 Sep YTD Results 3 2013 Outlook 2 Appendix 4

FY ’13E
Industry Outlook - units
Agricultural
Equipment
Trucks and
Commercial
Vehicles
Construction
Equipment
COMBINES
HEAVY
LIGHT
INDUSTRY
(>3.5T)
FY 2013E
NAFTA 5-10%
EMEA (0-5%)
LATAM 15-20%
APAC 5-10%
Worldwide 5-10%
FY 2013E
NAFTA 5-10%
EMEA (0-5%)
LATAM 40-45%
APAC 10-15%
Worldwide 10-15%
FY 2013E
NAFTA 0-5%
EMEA (5-10%)
LATAM 5-10%
APAC (0-5%)
Worldwide (0-5%)
FY 2013E
NAFTA (5-10%)
EMEA (5-10%)
LATAM ~5%
APAC (0-5%)
Worldwide (0-5%)
FY 2013E
EU27 -5% / Flat
LATAM +5% / +10%
TRACTORS
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
2

14 Introduction to CNH Industrial 1 Sep YTD Results 3 2013 Outlook 2 Appendix 4

Sep YTD ’13 financial highlights
Net profit
(€/mn) 744
747
Net industrial debt
(€/bn)
1.6
2.5
Available liquidity *
(€/bn) 4.9
6.2
Increased by €860mn, with positive
operating performance offset by a
seasonal increase in working capital,
sustained capital expenditures (mostly
due to new product related initiatives),
dividend payments and currency effects
Revenues
(€/bn)
Trading profit
(€/mn)
Trading margin
Up 0.4% vs. last year. Up 4.3% at
constant currency, as sales increase
for Agricultural Equipment and
Powertrain compensated for lower
revenue in Construction Equipment
and Trucks and CVs
Down 4.9% vs. last year. Down 0.7%
on a constant currency basis, primarily
due to lower profitability from negative
volume/mix, pricing pressures and
negative FX rate impacts affecting
both Trucks and CVs and CE, offset
by improved results for the AG business
driven primarily by positive pricing
Decreased by €1.3bn, impacted by
repayment of $1bn bond (Sep. ’13),
partially offset by new financing
associated with Financial Services
portfolio growth, including a $600mn
bond (€444mn equivalent) issued in April
0.4%
-4.9%
18.8 18.8
-0.5 p.p.
1,628
1,549
8.7%
8.2%
Sep YTD ’12 Sep YTD ’13 Sep YTD ’12 Sep YTD ’13
Sep YTD ’12 Sep YTD ’13 Dec-end ’12 Sep-end ’13
Sep YTD ’12 Sep YTD ’13 Dec-end ’12 Sep-end ’13
Note: Sep YTD ’12 figures are provided herein on a restated basis due to the adoption of IAS 19 Revised
Down 0.5 p.p. vs. last year
Up €3mn vs. last year
EPS at €0.504
* Inclusive of approx. €1.6bn in undrawn committed facilities
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
3

12,004
12,107
+0.9%
6,226
6,063
-2.6%
2,106
2,346
+11.4%
(1,565)
(1,672)
18,771
18,844
+0.4%
Agricultural & Construction Equipment *
Trucks & Commercial Vehicles *
Powertrain
Other & Eliminations
Group
Sep YTD '12
Sep YTD '13
1,290
1,485
+15.1%
299
7
-97.7%
77
87
+13%
(38)
(30)
1,628
1,549
-4.9%
Agricultural & Construction Equipment *
Trucks & Commercial Vehicles *
Powertrain
Other & Eliminations
Group

Sep YTD ’13 financial highlights
Performance by segment
REVENUES
(€MN)
TRADING
PROFIT
(€MN)
* Including Financial Services figures
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
3

18,771
2,106
6,226
12,004
816
4.3%
19,587
2,366
6,270
12,640
(743)
-3.8%
18,844
2,346
6,063
12,107
Sep YTD '12
Organic Growth
Sep YTD '13 @ constant currency
FX Impact
Sep YTD '13 as reported

REVENUES BY CURRENCY – SEP YTD 2013

Other, 8%
AUD, 3%
GBP, 3%
CAD, 6%
BRL, 14%
EUR, 32%
USD, 35%

Sep YTD ’13
Revenues growth composition
Agricultural & Construction Equipment * Trucks & Commercial Vehicles * Powertrain
(IFRS, €/mn)
Sensitivity Analysis – Sep YTD 2013 Revenues impact
(€/mn)
Stronger
Foreign Currency
vs. EUR by 10%
Sep YTD '13
Average FX
Weaker
Foreign Currency
vs. EUR by 10%
USD / EUR 1.185 1.317 1.449
Revenues Impact 660 - (660)
BRL / EUR 2.513 2.792 3.072
Revenues Impact 269 - (269)
* Including Financial Services figures
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
3

Sep YTD ’13
From trading profit to net result
(€mn)
Sep YTD 2012 Sep YTD 2013
?
Trading profit 1,628 1,549
(79)
Unusual items, net (140) (69)
71
Operating income 1,488 1,480
(8)
Financial charges, net (334) (344)
(10)
Investment income, net 66 71
5
Profit before taxes 1,220 1,207
(13)
Taxes (476) (460)
16
Net profit 744 747
3
EPS (basic) 0.530 0.504
(0.026)
EPS (diluted) 0.530 0.504
(0.026)
“Unusual items, net”: *
€69mn consisted primarily of restructuring and other charges, including €31mn associated with the unwinding and consolidation of the former JV with
Barclays within the Group’s Financial Services  and restructuring costs  of €20mn mainly related to Trucks & CVs
“Financial charges, net”:
€344mn for the period, an increase of €10mn over the same period in 2012, mainly due to the increase in average net industrial debt
“Taxes”:
The effective tax rate of 38% is in line with Group expectations for the full year
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
3

(€MN)
Cash Flow from operating activities net of Capex
(542)
(1,642)
747
555
78
(1,078)
(844)
16
(281)
(53)
(2,502)
Dec 31, 2012
Net Income
D&A
Change in Funds & Others
Change in WC
Tangible & Intangible Capex *
Change in Investment, Scope & Other
Capital Increase, Dividends & Equity transaction
FX Translation Effects
Sep 30, 2013
Change in Net Debt
(860)

Sep YTD ’13
Cash Flow – change in Net Industrial Debt
€2.5bn compared with €1.6bn at Dec-end 2012, with positive operating performance offset by a seasonal increase in working capital, sustained capital expenditures (mostly due to new product related initiatives), dividend payments and currency effects
(*) Net of Vehicles Buy-back
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
3

17%
23%
60%
New Products & Technology (Capitalized R&D included)
Maintenance & Other
Industrial Capacity Expansion & LT Investments

AG & CE
Trucks and Commercial Vehicles
Powertrain
10%
35%
55%

Sep YTD ’13
Tangible & Intangible Capex
*
at €844mn
BY
CATEGORY
BY
SEGMENT
MAIN
INDUSTRIAL
PROJECTS
(*) Net of Vehicles Buy-back
AG
•
China
•
Foshan and Urumqi plants officially inaugurated in July and
August, for sugar cane harvesters and Case IH cotton pickers
•
Harbin, R&D center officially inaugurated in September
•
Argentina – Cordoba: started production for assembly of Combines, and
Specialty Tractors
•
US – Goodfield: plant expansion
•
India – Pune: land acquisition for harvesting products
Trucks & CVs
•
Spain/Germany
•
Madrid/Ulm footprint: CVs and Fire Fighting production
rationalization
•
Production rump-up in heavy trucks after plant consolidation
Powertrain
•
Argentina: Engine production localization
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
3

September-end ’13
Balance Sheet and Liquidity position
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
3
1
Represents cash maturities as of 9/30/2013
2
Of which €0.6bn ABS related & Restricted Cash
3 Not included in Sep-end data
Strong available liquidity profile at
€4.9bn as of 9/30/13:
•
€3.3bn of cash ²
•
€1.6bn undrawn under medium-
term committed unsecured credit
lines
Well distributed debt maturities
Repaid CNH Inc. $1.0bn (€759mn
equivalent) senior notes in September
2013 with cash on hand
Issued CNH Capital LLC $600mn bond
(€444mn equivalent) in April 2013
Issued CNH Capital LLC $500mn bond
in October 2013 ³
Undrawn M/T Committed Lines
Bank Debt
Capital Market
Cash
Other
As of
9/30/2013
2014 2015 2016 2017 Beyond 3M 2013
€3.3
Available
Liquidity (€bn)
Debt Maturity Schedule¹ (€bn)
€1.6
€4.9
€1.8
€1.2
€2.5
€2.1
€1.5
€2.1

NEW HOLLAND AGRICULTURE

CASE IH AGRICULTURE

NEW HOLLAND CONSTRUCTION

CASE CONSTRUCTION

IVECO

IVECO BUS

SUSTAINABILITY | TECHNOLOGY | TCO | HIGH VALUE

FPT

FPT

FPT

CNH INDUSTRIAL

Recent Product Launches
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
3
Powertrain
Trucks & CVs
Construction
Equipment
Agricultural
Equipment
Tier 4B T7, T8 and T9 tractors in NA
Sitevi Gold Medal for the Opti-Grape™
technology in Europe
Two Agritechnica Silver Medals for the
Opti-Speed™ straw walkers and the
corn rower header
18 new tractor models in NA that meet Tier 4 emissions
standards
• Steiger Quadtrac 620 and new models of Magnum and
Maxxum tractors
Case IH is first and only AG manufacturer to use
Selective Catalytic Reduction (SCR) technology alone to
meet strict Tier 4B emissions standards, while offering
customers best overall fuel efficiency
New Holland in Europe participated to
Nordbau fair in Germany during
September
Waste and recycling special versions of wheel loaders
and crawler excavators in Europe
Midi crawler excavators CX75C SR and CX80C in
North America (CX75C SR  awarded in Rental
Magazine’s “Top Products of 2013”)
LATAM – New Stralis Hi-Way
Version with new cab, higher power and
torque to increase competitiveness in the
Premium segment
EMEA –
Iveco Bus “The All New Euro VI
Range”
(5% to 10% fuel consumption savings)
Crossway, Urbanway Tector 7 and Magelys
Anticipating the introduction of
Euro VI, over 2k Iveco trucks
powered by FPT’s Cursor 11 and
Cursor 13 engines have been
delivered to final customers
Production start-up of
Euro VI engines for
Iveco Bus: N67 in
Turin and Cursor 9 in
Chongqing (China)
FPT’s Tier 4 engines will
power Tigercat’s E-
series skidders, the 726
E feller buncher and the
M726E mulcher
• Close cooperation with FPT made
possible for NH to do pioneering work in
low-emission drive solutions

MEMBER OF

Dow Jones Sustainability Indices

In Collaboration with RobecoSAM

88
88
49
Our score
Highest score
DJSI world industry average score

SCORE BY DIMENSION

88
90
53
88
88
46
88
88
47

CNH INDUSTRIAL

Growing Responsibly and Sustainably
CNHI ranked by DJSI as Industrial Engineering sector leader in 2013 for third consecutive year
DJSI World – Industrial Engineering
Eligible companies: 98
Admitted companies: 12
Our Company (Leader)
ABB LTD
ALSTOM SA
ATLAS COPCO AB
CUMMINS INC
INGERSOLL-RAND PLC
KOMATSU LTD
MAN SE
METSO OYJ (new entry)
SKF AB
VOLVO AB
XYLEM INC
Our Score
Highest score
Average score
Economic
38%
Weighting
of total score
Environmental
31%
Weighting
of total score
Social
31%
Weighting
of total score
Our Score
Highest score
Average score
Our Score
Highest score
Average score
DJSI World and Europe equity
indexes only admit companies that
are best-in-class in managing their
businesses according to sustainability
criteria
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
3

24 Introduction to CNH Industrial 1 Sep YTD Results 3 2013 Outlook 2 Appendix 4

$
"NYSE"
Common Shares
"DTCC"
"MT"
€
"MTA"
Computershare

Trading mechanism
CNH Industrial - common shares
CNHI common shares are listed in the United States and Italy and can be traded on either the NYSE in US Dollars or MTA, managed by Borsa
Italiana S.p.A., in Euros
Shares traded on the  NYSE (CUSIP N20944 10 9) are settled through the
Depository Trust & Clearing Corporation (“DTCC”) in the  US while shares traded on MTA (ISIN NL 0010545661) are settled through Monte Titoli
S.p.A. (“MT”) in Italy
•
Settlement, both in US and Italy, occurs three business days after trading (T+3)
Computershare, has been appointed as:
•
US Transfer Agent: Computershare Trust Company, N.A. (Computershare)
•
Italy loyalty share Branch Registrar: Computershare (previously named Servizio
Titoli) S.p.A. (“ST”)
Common shares may be maintained through a broker/bank/financial intermediary participant either in the US clearing system  DTCC or the
Italian clearing system  MT, or they can be held in registered form, on the register maintained by Computershare
Because MT maintains a participant account within DTCC, investors can request their broker/financial intermediary to move the common shares between Italy and US, within DTCC. The transfer can be dealt with in normal circumstances in 2 business days, but this will depend on intermediaries involved
Shareholders whose common shares are registered in Loyalty Registers
(maintained by Computershare and ST) outside the regular trading system, may, at any time, request the  de-registration and to move common shares back to regular trading system
EPS and market cap has to be calculated on common shares only (as of
Sept. 30th No 1,348,867,772) without regard to the loyalty shares
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
4

Net debt breakdown
(IFRS / €bn)
* Net of intersegment receivables
Note: Numbers may not add due to rounding
Dec. 31, ’12 Sep. 30, ’13
Cons. Ind. Fin. Cons. Ind. Fin.
20.6 4.6 16.0 Gross Debt* 21.3 4.7 16.5
- - - Derivatives M-to-M, Net (0.1) (0.1) 0.0
(4.6) (2.9) (1.7) Cash & Mktable Securities (3.3) (2.1) (1.2)
16.0 1.6 14.3 Net Debt 17.9 2.5 15.4
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
4

Gross debt
(IFRS / €bn)
* Sales of Receivables Off  Balance (IFRS de-recognition compliant): €0.7bn
Outstanding
Dec. 31, ’12
Outstanding
Sep. 30, ’13
10.9 Cash Maturities 11.2
5.2 Bank Debt 5.7
5.6 Capital Market 5.2
0.2 Other Debt 0.2
9.7 Securitization and Sale of Receivables (on book)* 10.1
7.5 ABS / Securitization 8.3
0.5 Warehouse Facilities 0.6
1.6 Sale of Receivables 1.2
0.0 Adjust. for Hedge Accounting on Fin. Payables 0.0
20.6 Gross Debt 21.3
4.6 Cash & Mktable Securities 3.3
0.0 Derivatives Fair Value 0.1
16.0 Net Debt 17.9
1.6
Undrawn committed credit lines
1.6
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
4

Outstanding Sep. 30, '13		3M 2013	2014	2015	2016	2017	Beyond
5.7	Bank Debt	1.6	1.2	0.7	1.6	0.4	0.3
5.2	Capital Market	0.1	0.0	1.7	0.6	1.2	1.7
0.2	Other Debt	0.1	0.0	0.0	0.0	0.0	0.1
11.2	**Total Cash Maturities**	**1.8**	**1.2**	**2.5**	**2.1**	**1.5**	**2.1**

3.3	**Cash & Mktable Securities**
0.6	*of which ABS related & Restricted Cash*
1.6	**Undrawn committed credit lines***
4.9	**Total Available Liquidity**

CNH INDUSTRIAL

Debt maturity schedule
(IFRS / €bn)
Note: Numbers may not add due to rounding
*
With a residual tenor greater than 12 months
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference
4

Safe Harbor Statement
Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as “forecast”, “projection”, “outlook”, “prospects”, ”expected”, “estimates”,  “plan”, “anticipate”,
“intend”, “believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict, If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ (possibly materially) from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ
(possibly materially) from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodity prices, weather, floods, earthquakes or other natural disasters, and government farm programs;  general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation;
energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in price of used vehicles, the resolution of pending litigation and investigation, the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd;  the
Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the registration statement declared effective by the U.S. Securities and Exchange Commission on June 21, 2013 and is incorporated by reference herein.
Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.
Forward-looking statements speak only as of the  date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference

Group Investor Relations Team
Manfred Markevitch – Head of Investor Relations +41 (91) 985 - 3801
Federico Donati +39 (011) 00 - 62756
Noah Weiss +1 (630) 887 - 3745
e-mail: investor.relations@cnhind.com
website: www.cnhindustrial.com
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Contacts
London – December 2-4, 2013 Goldman Sachs Fifth Annual European Industrials Conference